UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*

                               Iomega Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    462030305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 15, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.__462030305________         13G                       Page 1 of 5 Pages


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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SACC Partners LP

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES          3,379,150
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,379,150
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,379,150

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.54(1)%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 51,655,698 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at May 2, 2006, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.

CUSIP No.__462030305________         13G                       Page 2 of 5 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Riley Investment Management, LLC

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES          3,379,150
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,379,150
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,379,150(2)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.54(3)%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Because Riley Investment Management LLC has sole investment and dispositive power over the 3,379,150 shares of Iomega Corporation's Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Based on 51,655,698 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at May 2, 2006, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.

CUSIP No.__462030305________         13G                       Page 3 of 5 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryant R Riley

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         California

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES          4,067,998(4)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,067,998(4)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,057,998(4)

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.86(5)%

--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

         IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(4) Because Riley Investment Management LLC has sole voting and dispositive power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls it voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,379,150 shares of Iomega's Common Stock owned of record by SACC Partners LP, representing approximately 6.54% of Iomega's outstanding Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co., Inc.'s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of 648,848 shares of Iomega's Common Stock owned of record by B. Riley & Co., Inc., representing approximately 1.26% of Iomega's outstanding Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co. Retirement Trust's security holdings, Mr. Riley may be deemed to have beneficial ownership of the 30,000 shares of Iomega's Common Stock owned of record by B. Riley & Co. Retirement Trust, representing approximately 0.06 of Iomega's Common Stock. Mr. Riley disclaims beneficial ownership of 10,000 shares of Iomega's Common Stock owned of record by his children for whose accounts he serves as custodian. Mr. Riley may therefore be deemed to beneficially own a total of 4,057,998 shares of Iomega's Common Stock, representing approximately 7.86% of Iomega's outstanding Common Stock, through his relationships with SACC Partners LP, Riley Investment Management LLC, B. Riley & Co., Inc. and B. Riley & Co. retirement Trust.

(5) Based on 51,655,698 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at May 2, 2006, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.

CUSIP No._ 462030305               13G                         Page 4 of 5 Pages


Item 1(a).  Name of Issuer:

            Iomega Corporation

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10955 Vista Sorrento Parkway
            San Diego, CA 92130

            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            SACC Partners LP; Riley Investment Management LLC;
            B. Riley & Co. Inc.; B. Riley & Co. Retirement Trust;
            Bryant R. Riley


            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  11100 Santa Monica Blvd.
                  Suite 800
                  Los Angeles, CA  90025

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            SACC Partners LP (a Delaware limited partnership)
            Riley Investment Management LLC (Delaware limited liability co.)
            B. Riley & Co., Inc. (Delaware corporation)
            B. Riley & Co. Retirement Trust (tax qualified employee benefit plan)
            Bryant R. Riley (US Citizen; individual residing in California)

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            462030305

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [x] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [x] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.__ 462030305                 13G                      Page 5 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)         SACC Partners LP owns 3,379,150 shares of Iomega's Common Stock.
            Because Riley Investment Management has sole voting and investment power over SACC Partners LP security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 3,379,150 shares owned of record by SACC Partners LP.

                  B. Riley & Co., Inc. owns 648,848 shares of Iomega's Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.'s security holdings, Mr. Riley may be deemed to have beneficial ownership of the 648,848 shares owned of record by B. Riley & Co., Inc..

                  B. Riley & Co. Retirement Trust owns 30,000 shares of Iomega's Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co. Retirement Trust's security holdings, Mr. Riley may be deemed to have beneficial ownership of the 30,000 shares owned of record by B. Riley & Co. Retirement Trust.

                  Mr. Riley's children collectively own 10,000 shares of Iomega's Common Stock. Although, as custodian, Mr. Riley has sole voting and investment power over his children's security holdings, Mr. Riley disclaims beneficial ownership of the 10,000 shares of Iomega's Common Stock owned of record by his children.

                  Mr. Riley may therefore be deemed to beneficially own a total of 4,057,998 shares of Iomega common stock (7.88(6)%) through his relationships with SACC Partners LP, Riley Investment Management, B. Riley & Co. and B. Riley & Co. Retirement Trust, while disclaiming beneficial ownership of another 10,000 shares (0.02(7)%) over which he has voting and disposition power.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  N/A

         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  N/A

         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

                  N/A

         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

                  N/A

          ----------------------------------------------------------------------

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


--------------------------------------------------------------------------------

(6) Based on 51,655,698 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at May 2, 2006, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.


(7) Based on 51,655,698 shares of Common Stock, par value $0.03 1/3 per share, of Iomega Corporation outstanding at May 2, 2006, as reported in Iomega Corporation's Quarterly Report on Form 10-Q for the quarter ended April 2, 2006 filed with the Securities and Exchange Commission on May 12, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 17, 2006
                                            SACC PARTNERS LP
                                            By: Riley Investment Management LLC,
                                            its General
                                            Partner
                                            By: /s/ Bryant R. Riley
                                            --------------------------------

                                            Bryant R. Riley,
                                            CEO
                                            RILEY INVESTMENT MANAGEMENT LLC
                                            By: /s/ Bryant R. Riley
                                            --------------------------------

                                            Bryant R. Riley, CEO
                                            B. RILEY & CO., INC. By: /s/ Bryant
                                            R. Riley
                                            --------------------------------

                                            Bryant R. Riley, Trustee
                                            B. RILEY & CO., INC. RETIREMENT
                                            TRUST By: /s/ Bryant R. Riley
                                            --------------------------------

                                            Bryant R. Riley
                                            By: /s/ Bryant R. Riley
                                            --------------------------------



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).